Exhibit (b)(4)

LOVEMAN-CURTISS, INC.
WE VALUE YOUR BUSINESS

3550 Lander Road, Suite 160 • Pepper Pike, Ohio 44124-5727
Vox 216-831-1795 • Fax 216-514-4471

randmcurtiss@juno.com • curtiss.com

Headquarters of the American Business Appraisers National Network

businessval.com

DRAFT
June 9, 2004

Board of Directors
Hickok Incorporated
10514 Dupont Avenue
Cleveland, Ohio 44108-1399
Vox: 216-541-8060
Fax: 216-761-9879
jtmltd@aol.com

You retained us to express an opinion as to the fairness from a financial point of view to Class A odd-lot shareholders of the Company’s proposed tender offer to purchase all 6,081 of such shares for $10.00 per share.

In developing our opinion, we:

  Independently appraised the marketable (as if freely tradable) minority fair market value of a Class A odd-lot share in a separate report to you. That report concluded a value of not greater than $4.80 per share.
  Concluded in that report that this price, which was the prevailing bid price (offer by market makers to purchase), was greater than that justified by our analysis of the Company’s projected returns (cash flow available to minority shareholders) and risks (uncertainties associated with achieving same).
  Noted that this price treats the subject share as freely tradable. Its over the counter market is thin. The resulting lack of liquidity could impair its value.
  Noted that the tender offer price includes a $5.20 (108%) premium.
  Noted that shareholders accepting the tender offer will incur no brokerage costs, which could be material, were they to sell their shares on the market.
  Noted that the total cost of purchasing all 6,081 odd-lot shares would be $60,810, compared with annual before-tax savings of over $100,000 due to reduced financial reporting costs. Selling shareholders would receive a premium of over 100% relative to market value. Those not selling would share in the cost savings.
  Noted, of course, that the tender offer is voluntary, meaning that no odd-lot shareholder is compelled to either hold or sell his or her shares.

Accordingly, we opine that the proposed tender offer price of $10.00 per Class A odd-lot share is fair from a financial point of view to the Class A odd-lot shareholders.

We have valued over 2,000 businesses for taxation, transaction and litigation purposes. Rand M. Curtiss earned the Master Certified Business Appraiser (MCBA) designation from The Institute of Business Appraisers, Inc. (IBA). He is a Life Member and a Member of its College of Fellows (FIBA). He earned two Accredited Senior Appraiser (ASA) designations from the American Society of Appraisers (in Business Valuation and Appraisal Review & Management). He is the only individual holding all of these designations. He serves on IBA’s peer review committees. He chairs the American Business Appraisers National Network. He is an accredited panelist with the American Arbitration Association. He publishes, speaks, and teaches extensively. From 1974 to 1986, he held financial and management positions with The Boston Company, AmeriTrust Company, Progressive Corporation and The Standard Oil Company. He earned a Bachelor of Arts degree in Economics (cum laude) from Princeton University and a Master of Business Administration degree in Finance and Accounting (with distinction) from the Harvard Graduate School of Business Administration. He is a Professional Fellow of the Weatherhead School of Management of Case Western Reserve University.

I certify to the best of my knowledge and belief that:

  The statements of fact contained in this report are true and correct.
  The analyses, opinions and conclusions are limited only by the reported assumptions and limiting conditions.
  They are my personal, impartial and unbiased professional analyses, opinions and conclusions.
  I have no present or prospective interest in the property that is the subject of this report.
  I have no personal interest or bias with respect to the subject interest or the parties involved.
  My compensation for completing this assignment is not contingent upon developing or reporting a predetermined value or direction of value favoring the cause of the client; the value amount; the attainment of a stipulated result; or a subsequent event related to the intended use of this appraisal.
  No one provided me significant professional assistance.
  My analyses and conclusions were developed and this report was prepared in conformity with the Uniform Standards of Professional Appraisal Practice of The Appraisal Foundation, which require competency, objectivity, accuracy and full disclosure.
  I did not inspect the subject property (an intangible asset), but interviewed management and toured the facilities.
  I used my best efforts to comply with the Business Appraisal Standards and Code of Ethics of The Institute of Business Appraisers, Inc. and the Business Valuation Standards, Principles of Appraisal Practice and Code of Ethics of the American Society of Appraisers.
  I am fully compliant with these societies’ mandatory recertification and continuing education programs.
  I am a qualified, practicing appraiser subject to significant penalties for false or fraudulent valuation statements.
  I will protect the confidentiality of this engagement by not disclosing data obtained during it, its results or its occurrence. The only exceptions are as authorized by you or as required by law enforcement agencies and professional peer review.

Very truly yours,

Rand M. Curtiss, FIBA, MCBA, ASA, ASA
College of Fellows, The Institute of Business Appraisers, Inc.
Master Certified Business Appraiser, The Institute of Business Appraisers, Inc.
Accredited Senior Appraiser, Business Valuation, American Society of Appraisers
Accredited Senior Appraiser, Appraisal Review & Management, American Society of Appraisers
President, Loveman-Curtiss, Inc.
Chair, American Business Appraisers National Network